October 5, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Christine Westbrook
Ms. Mary Beth Breslin

Re:	Durect Corporation
Registration Statement on Form S-3
(File No. 333-226518)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Durect Corporation (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No.333-226518) to 4:00 p.m., Eastern Time, on October 9, 2018, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by contacting Alfredo B. D. Silva, the Company’s counsel at Morrison & Foerster LLP, at (415) 268-6213 or asilva@mofo.com.

DURECT CORPORATION

By:	/s/ James E. Brown
James E. Brown
President and Chief Executive Officer

cc:	Stephen B. Thau
Morrison & Foerster LLP